UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

inTEST Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

461147 10 0
(CUSIP Number)

Hugh T. Regan, Jr., Treasurer and Chief Financial Officer
inTEST Corporation, 804 East Gate Drive, Suite 200, Mt. Laurel, NJ 08054 (856) 505-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2017
(Date of Event Which Requires Filing This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461147 10 0
1.	Name of Reporting Persons Alyn R. Holt
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 848,804
	8.	Shared Voting Power 265,427
	9.	Sole Dispositive Power 848,804
	10.	Shared Dispositive Power 664,596
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,513,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 14.5%
14.	Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.	Name of Reporting Persons Connie Holt GST Exempt Residuary Trust u/a dated 12/10/14
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 150,427
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 150,427
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,427
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.4%
14.	Type of Reporting Person* OO

CUSIP No. 461147 10 0
1.	Name of Reporting Persons Kristen Holt Thompson
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 139,169
	8.	Shared Voting Power 260,000
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 399,169
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 399,169
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 3.8%
14.	Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.	Name of Reporting Persons Holt Charitable Remainder Unitrust u/a Dated 5/22/00
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 115,000
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 115,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.1%
14.	Type of Reporting Person* OO

CUSIP No. 461147 10 0
1.	Name of Reporting Persons Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 260,000
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 260,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 260,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 2.5%
14.	Type of Reporting Person* OO

Schedule 13D/A
Amendment No. 7

The information in this Amendment No. 7 to Schedule 13D (this "Seventh Amendment" or this "13D/A") amends and restates the Schedule 13D and Amendments No. 1, No. 2, No. 3, No. 4. No. 5 and No. 6 to the Schedule 13D (collectively, the "Schedule 13D") filed with the U.S. Securities and Exchange Commission (the "SEC") by Alyn R. Holt and the other Reporting Persons therein described on May 7, 2010, May 27, 2010, August 4, 2010, May 24, 2011, May 25, 2012, May 31, 2013 and December 22, 2016, respectively, relating to the common stock, par value $0.01 per share (the "Common Stock"), of inTEST Corporation.  This Seventh Amendment is filed to reflect the disposition of beneficial ownership of securities in an amount equal to one percent or more of the class of securities. Accordingly, only Item 5 is restated below.

Item 5.	Interest in Securities of the Issuer.
	a.	See Items 11 and 13 on the cover page.

	b.	See Items 7 through 10 on the cover page.

	c.	During the past sixty days, Alyn R. Holt sold 150,000 shares of the Securities and Kristen Holt Thompson sold 39,429 shares of the Securities.

d.

No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on herein, other than the direct owner of such shares.

	e.	Not applicable.

_________________________________________________

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 30, 2017

By:	/s/ Alyn R. Holt Alyn R. Holt	By:	/s/ Alyn R. Holt Alyn R. Holt, Trustee Holt Charitable Remainder Unitrust u/a Dated 5/22/00

By:	/s/ Kristen Holt Thompson Kristen Holt Thompson	By:	/s/ Kristen Holt Thompson Kristen Holt Thompson, Trustee Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03

By:	/s/ Alyn R. Holt Alyn R. Holt, Trustee Connie Holt GST Exempt Residuary Trust u/a Dated 12/10/14